BYLAWS
OF
INTELLIGENT OPTICAL SYSTEMS INC.

ARTICLE I
Applicability

Section 1. Applicability of Bylaws.

These Bylaws govern, except as otherwise provided by statute or its Articles of Incorporation, the management of the business and the conduct of the affairs of the Corporation.

ARTICLE II
Offices

Section 1. Principal Executive Offices.

The location of the principal executive offices of the Corporation is 2520 West 237th Street, Torrance, California 90505
.
Section 2. Other Offices, Changes in Offices.

The Board of Directors may establish other offices at any place or places within or without the State of California. Further, the Board of Directors may change any office from one location to another or eliminate any office or offices.

ARTICLE III
Meetings of Shareholders

Section 1. Place of Meetings.

Meetings of shareholders shall be held at any place within or without the State of California designated by the Board of Directors, or, in the absence of such designation, at the principal executive office of the Corporation.

Section 2. Annual Meetings.

An annual meeting of shareholders shall be held within 180 days following the end of the fiscal year of the Corporation at a date and time designated by the Board of Directors. Directors shall be elected at each annual meeting and any other proper business may be transacted thereat.

Section 3. Special Meetings.

(a) Special meetings of shareholders may be called by a majority of the Board of

Directors, the Chairman of the Board, the President or the holders of shares entitled to cast not less than 10 percent of the votes at such meeting.

(b) Any request for the calling of a special meeting of shareholders shall (1) be in writing, (2) specify the date and time thereof, which date shall be not less than 35 or more than 60 days after receipt of the request, (3) specify the general nature of the business to be transacted thereat, and (4) be given either personally or by first-class mail, postage prepaid, or other means of delivered written communication to the Chairman of the Board, the President, any Vice President or the Secretary of the Corporation. The officer receiving a proper request to call a special meeting of shareholders shall cause notice to be given pursuant to the provisions of Section 4 of this Article to the shareholders entitled to vote thereat that a meeting will be held at the date and time specified by the person or persons calling the meeting.

(c) No business may be transacted at a special meeting unless the general nature thereof was stated in the notice of such meeting.

Section 4.   Notice of Annual, Special or Adjourned Meetings.

(a) Whenever any meeting of shareholders is to be held, a written notice of such meeting shall be given in the manner described in subdivision (d) of this section not less than 10 (or, if sent by third-class mail, 30) nor more than 60 days before the date thereof to each shareholder entitled to vote thereat. The notice shall state the place, date and hour of the meeting and (1) in the case of a special meeting, the general nature of the business to be transacted or (2) in the case of the annual meeting, those matters which the Board of Directors, at the time of the giving of the notice, intend to present for action by the shareholders including, whenever directors are to be elected at a meeting, the names of nominees intended at the time of giving of the notice to be presented by the Board for election.

(b) Any proper matter may be presented at an annual or special meeting for action, except as is provided in subdivision (f) of Section 601 of the California Corporations Code.

(c) Notice need not be given of an adjourned meeting if the time and place thereof are announced at the meeting at which the adjournment is taken, except that if the adjournment is for more than 45 days or if after the adjournment a new record date is established for the adjourned meeting, a notice of the adjourned meeting shall be given to each shareholder of record entitled to vote thereat.

(d) Notice of any meeting of shareholders or any report shall be given either personally or by first-class mail (or, if there are more than 500 persons holding shares on the record date for the shareholders' meeting, notice may be sent third-class mail) postage prepaid, or other means of written communications, addressed to the shareholder at his or her address appearing on the books of the Corporation or given by him or her to the Corporation for the purpose of notice; or if no such address appears or is given, at the place where the principal executive office of the Corporation is located or by publication at least once in a newspaper of general circulation in the county in which the principal executive office is located. The notice or report shall be deemed to have been given at the time when delivered personally to the recipient or deposited in the mail or

sent by other means of written communication. An affidavit of mailing of any notice or report in accordance with the provisions of these Bylaws or the General Corporation Law of the State of California, executed by the Secretary, Assistant Secretary or any transfer agent of the Corporation, shall be prima facie evidence of the giving of the notice or report.

(e) If any notice or report addressed to the shareholder at his or her address appearing on the books of the Corporation is returned to Corporation by the United States Postal Service marked to indicate that the United States Postal Service is unable to deliver the notice or report to the shareholder at such addresses, all future notices or reports shall be deemed to have been duly given without further mailing if the same shall be available for the shareholder upon his or her written demand at the principal executive office of the Corporation for a period of one year from the date of the giving of the notice or report to all other shareholders.

Section 5. Record Date.

(a) The Board of Directors may fix a time in the future as a record date for the determination of the shareholders (1) entitled to notice of any meeting or to vote thereat, (2) entitled to receive payment of any dividend or other distribution or allotment of any rights or (3) entitled to exercise any rights in respect of any other lawful action. The record date so fixed shall be not more than 60 nor less than 10 days prior to the date of any meeting of shareholders nor more than 60 days prior to any other action.

(b) In the event no record date is fixed:

(1) The record date for determining the shareholders entitled to notice of or to vote at a meeting of shareholders shall be at the close of business on the business day next preceding the day on which notice is given or, if notice is waived, at the close of business on the business day next preceding the day on which the meeting is held.

(2) The record date for determining shareholders entitled to give consent to corporate action in writing without a meeting, when no prior action by the Board of Directors has been taken, shall be the date on which the first written consent is given.

(3) The record date for determining shareholders for any other purpose shall be at the close of business on the day on which the Board of Directors adopts the resolution relating to such other action, or the 60th day prior the date of such other action, whichever is later.

(c) Only shareholders of record on the close of business on the record date are entitled to notice and to vote or to receive a dividend, distribution or allotment of rights or to exercise the rights, as the case may be, notwithstanding any transfer or any shares on the books of the Corporation after such date.

(d) A determination of shareholders of record entitled to notice of and to vote at a meeting of shareholders shall apply to any adjournment of the meeting unless the Board of Directors fixes a new record date for the adjourned meeting, but the Board shall fix a new record

date if the meeting is adjourned for more than 45 days from the date set for the original meeting.

Section 6.   Quorum.

(a) A majority of the shares entitled to vote at a meeting of shareholders, represented in person or by proxy, shall constitute a quorum for the transaction of business thereat.

(b) Except as provided in Section 6(c), the affirmative vote of a majority of the shares represented and voting at a duly held meeting at which a quorum is present (which shares voting affirmatively also constitute at least a majority of the required quorum), shall be the act of the shareholders, unless the vote of a greater number is required by law or the Articles of Incorporation.

(c) The shareholders present at a duly called or held meeting at which a quorum is present may continue to transact business until adjournment not withstanding the withdrawal of enough shareholders to leave less than a quorum, if any action taken (other than adjournment) is approved by at least a majority of the shares required to constitute a quorum.

Section 7.   Adjournment.

Any meeting of shareholders may be adjourned from time to time, whether or not a quorum is present, by the vote of a majority of the shares represented thereat either in person or by proxy. At the adjourned meeting, the Corporation may transact any business which might have been transacted at the original meeting.

Section 8.   Validation of Defectively Called, Noticed or Held Meetings.

(a) The transactions of any meeting of shareholders, however called and noticed, and whenever held, are as valid as though they had taken place at a meeting duly held after regular call and notice, if a quorum is present either in person or by proxy, and if, either before or after the meeting, each of the persons entitled to vote thereat, not present in person or by proxy, signs a written waiver of notice or a consent to the holding of the meeting or an approval of the minutes thereof. All such waivers, consents and approvals shall be filed with corporate records or made a part of the minutes of the meeting.

(b) Attendance of a person at a meeting shall constitute a waiver of notice of such meeting, except (1) when the person objects, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened and (2) that attendance at a meeting is not a waiver of any right to object to the consideration of any matter required by the General Corporation Law of the State of California to be included in the notice but not so included, if such objection is expressly made at the meeting.

(c) Any written waiver of notice shall comply with subdivision (f) Section 601 of the California Corporations Code.

Section 9.   Voting for Election of Directors.

(a) Every shareholder complying with subdivision (b) of this section and entitled to vote at any election of directors may cumulate his or her votes and give one candidate a number of votes equal to the number of directors to be elected multiplied by the number of votes to which his or her shares are normally entitled, or may distribute such votes on the same principle among as many candidates as he or she deems appropriate.

(b) No shareholder shall be entitled to cumulate his or her votes unless the candidate's or candidates' names for which such shareholder desires to cumulate votes have been placed in nomination prior to the voting and the shareholder has given notice at the meeting prior to the voting of his or her intention to cumulate votes. If anyone shareholder has given such notice, all shareholders may cumulate their votes for candidates in nomination.

(c) Election for directors may be by voice vote or by ballot unless any shareholder entitled to vote demands election by ballot at the meeting prior to the voting, in which case the vote shall be by ballot.

(d) In any election of directors, the respective candidates receiving the highest number of affirmative votes of the shares entitled to be voted for them, up to the total number of directors to be elected by such election, are elected as directors; votes against the director and votes withheld shall have no legal effect.

Section 10.   Proxies.

(a) Every person entitled to vote shares may authorize another person or persons to act with respect to such shares by a written proxy signed by the holder of such shares, or his or her attorney-in-fact, and filed with the Secretary of the Corporation. A proxy shall be deemed signed if the shareholder's name is placed on the proxy (whether by manual signature, typewriting, telegraphic transmission or otherwise) by the shareholder, or his or her attorney-in-fact.

(b) Any duly executed proxy shall continue in full force and effect until the expiration of the term specified therein or upon its earlier revocation by the person executing it prior to the vote pursuant thereto (1) by a writing delivered to the Corporation stating that it is revoked, (2) by a subsequent proxy executed by the person executing the prior proxy and presented to the meeting or (3) as to any meeting, by attendance at the meeting and voting in person by the person executing the proxy. No proxy shall be valid after the expiration of 11 months from the date thereof unless otherwise provided in the proxy. The date contained on the form of proxy shall be deemed to be the date of its execution.

(c) A proxy which states that it is irrevocable is irrevocable for the period specified therein subject to the provisions of subdivisions (e) and (f) of Section 705 of the California Corporations Code.

Section 11.   Inspectors of Election.

(a) In advance of any meeting of shareholders, the Board of Directors may appoint either one or three persons (other than nominees for the office of director) as inspectors of election to act at such meeting or any adjournments thereof. If inspectors of election are not so appointed, or if any person so appointed fails to appear or refuses to act, the chairman of any such meeting may, and on the request of any shareholder or his or her proxy shall, appoint inspectors of elections (or persons to replace those who so fail or refuse to act) at the meeting. If appointed at a meeting on the request of one or more shareholders or the proxies thereof, the majority of shares represented in person or by proxy shall determine whether one or three inspectors are to be appointed.

(b) The duties of inspectors of election and the manner of performance thereof shall be as prescribed in Section 707 of the California Corporation Code.

Section 12.   Action by Written Consent

(a) Subject to subdivisions (b) and (c) of this section, any action which may be taken at any annual or special meeting of shareholders may be taken without a meeting, without a vote and without prior notice, if a consent in writing, setting forth the action so taken, is signed by the holders of outstanding shares having not less than the minimum number of votes which would be necessary to authorize or take such action at a meeting in which all shares entitled to vote thereon were present and voted. All such consents shall be filed with the Secretary of the Corporation and maintained with the corporate records.

(b) Except for the election of a director by written consent to fill a vacancy (other then a vacancy created by removal), directors may be elected by written consent only by the unanimous written consent of all shares entitled to vote for the election of directors. In the case of an election of a director by written consent to fill a vacancy (other than a vacancy created by removal), any such election requires the consent of a majority of the outstanding shares entitled to vote.

(c) Unless the consents of all shareholders entitled to vote have been solicited in writing, notice of any shareholder approval without a meeting by less than unanimous written consent shall be given as provided in subdivision (b) of Section 603 of the California Corporations Code.

(d) Any shareholder, personal representative of such shareholder or their respective proxyholders who give a written consent may revoke such consent by a writing received by the Corporation prior to the time that written consents of the number of shares required to authorize the proposed action have been filed with the Secretary of the Corporation, but may not do so thereafter. Such revocation is effective upon its receipt by the Secretary of the Corporation.

ARTICLE IV
Directors

Section 1.   Number and Qualification of Directors.

(a) The authorized number of directors of the Corporation shall be (i) three (3) for so long as the Corporation has no more than one shareholder, and (ii) not less than four (4) nor more than seven (7) if the Corporation shall have two or more shareholders. The exact number of directors shall be fixed from time to time, within the limits of these Bylaws, by a Bylaw amendment duly adopted by the shareholders or the Board of Directors. At such time as the Corporation shall have two or more shareholders, the exact number of directors shall be five (5) until such an amendment has been effected.

(b) The authorized number of directors may only be changed by an amendment of this section approved by the vote or written consent of a majority of the outstanding shares entitled to vote; provided, however, that an amendment reducing the fixed number or the minimum number of directors to a number less than five shall not be adopted if the votes cast against its adoption at a meeting (or the shares not consenting in the case of action by written consent) exceed 16-2/3% of such outstanding shares entitled to vote.

Section 2.   Election of Directors.

Directors shall be elected at each annual meeting of shareholders.

Section 3.   Term of Office.

Each director, including a director elected to fill a vacancy, shall hold office until the expiration of the term for which he or she is elected and until a successor has been elected.

Section 4.   Vacancies.

(a) A vacancy in the Board of Directors exists whenever any authorized position of director is not then filled by a duly elected director, whether caused by death, resignation, removal, change in the authorized number of directors or otherwise.

(b) Except for a vacancy created by the removal of a director, vacancies on the Board of Directors may be filled by a majority of the directors then in office, whether or not less than a quorum, or by a sole remaining director. A vacancy created by the removal of a director shall be filled only by shareholders.

(c) The shareholders may elect a director at any time to fill any vacancy not filled by the directors. Any such election by written consent other than to fill a vacancy created by removal requires the consent of a majority of the outstanding shares entitled to vote.

Section 5.   Removal.

(a) The Board of Directors may declare vacant the office of a director who has been declared of unsound mind by an order of court or convicted of a felony.

(b) Any or all of the directors may be removed without cause if such removal is approved by a majority of the outstanding shares entitled to vote; provided, however, that no director may be removed (unless the entire Board of Directors is removed) if the votes cast against removal or not consenting in writing to such removal would be sufficient to elect such director, if voted cumulatively, at an election at which the same total number of votes were cast (or, if such action is taken by written consent, all shares entitled to vote were voted) and the entire number of directors authorized at the time of his or her most recent election were then being elected.

(c) Any reduction of the authorized number of directors does not remove any director prior to the expiration of his or her term of office.

Section 6.   Resignation.

Any director may resign effective upon giving written notice to the Chairman of the Board, the President, the Secretary or the Board of Directors, unless the notice specifies a later time for the effectiveness of such resignation. If the resignation is effective at a future time, a successor may be elected to take office when the resignation becomes effective.

Section 7.   Fees and Compensation.

Directors may be reimbursed for their expenses, if any, for attendance at each meeting of the Board of Directors and may be paid a fixed sum determined by resolution of the Board for attendance at each such meeting. No such payments shall preclude any director from serving the corporation in any other capacity and receiving compensation in any manner therefor.

ARTICLE V
Committees of the Board of Directors

Section 1.   Designation of Committees.

The Board of Directors may, by resolution adopted by a majority of the authorized number of directors, designate (1) one or more committees, each consisting of two or more directors and (2) one or more directors as alternate members of any committee, who may replace any absent members at any meeting of the committee. The appointment of members or alternative members of a committee requires the vote of a majority of the authorized number of directors. Any member or alternate member of a committee shall serve at the discretion of the Board.

Section 2.   Powers of Committees.

Any committee, to the extent provided in the resolution of the Board of Directors designating such committee, shall have all the authority of the Board, except with respect to:

(a) The approval of any action for which the General Corporation Law of the State of California also requires an action by the shareholders;

(b) The filling of vacancies on the Board or in any committee thereof;

(c) The fixing of compensation of the directors for serving on the Board or on any committee thereof;

(d) The amendment or appeal of these Bylaws or the adoption of new bylaws;

(e) The amendment or repeal of any resolution of the Board which by its express terms is not so amendable or repealable;

(f) A distribution to the shareholders of the Corporation, except at a rate or in a periodic amount or within a price range determined by the Board of Directors; or

(g) The designation of other committees of the Board or the appointment of members or alternate members thereof.

ARTICLE VI
Meetings of the Board of Directors and Committees Thereof

Section 1.   Place of Meetings.

Regular meetings of the Board of Directors shall be held at any place within or without the State of California which has been designated from time to time by the Board or, in the absence of such designation, at the principal executive office of the Corporation. Special meetings of the Board shall be held either at any place within or without the State of California which has been designated in the notice of the meeting or, if not stated in the notice or there is no notice, at the principal executive office of the Corporation.

Section 2.   Organization Meeting.

Immediately following each annual meeting of shareholders, the Board of Directors shall hold a regular meeting for the purposes of organization and the transaction of other business. Notice of any such meeting is not required.

Section 3.   Other Regular Meetings.

Other regular meetings of the Board of Directors shall be held without call at such time as shall be designated from time to time by the Board. Notice of any such meeting is not required.

Section 4.   Special Meetings.

Special meetings of the Board of Directors may be called at any time for any purpose or purposes by the Chairman of the Board, the President, any vice president, the Secretary or any two directors. Notice shall be given of any special meeting of the Board of Directors.

Section 5.   Notice of Special Meetings.

(a) Notice of the time and place of Special meetings of the Board of Directors shall be delivered personally or by telephone to each director or sent to each director by first-class mail or telegraph, charges prepaid. Such notice shall be given four days prior to the holding of the special meeting if sent by mail or 48 hours prior to the holding thereof if delivered personally or given by telephone or telegraph. The notice shall be deemed to have been given at the time when delivered personally to the recipient or deposited in the mail or sent by other means of written communication.

(b) Notice of any special meeting of the Board of Directors need not specify the purpose thereof and need not be given to any director (1) who signs a waiver of notice or a consent to holding the meeting or an approval of the minutes thereof, whether before or after the meeting, or (2) who attends the meeting without protesting, prior thereto or at its commencement, the lack of notice to him. All such waivers, consents and approvals shall be filed with the corporate records or made a part of the minutes.

Section 6. Quorum; Action at Meetings; Telephone/Electronic Meetings.

(a) A majority of the authorized number of directors shall constitute a quorum for the transaction of business. Every act or decision done or made by a majority of the directors present at a meeting duly held at which a quorum is present is the act of the Board of Directors, unless action by a greater proportion of the directors is required by law or the Articles of Incorporation.

(b) A meeting at which a quorum is initially present may continue to transact business notwithstanding the withdrawal of directors, if any action taken is approved by at least a majority of the required quorum for such meeting.

(c) So long as permitted by statute, directors may participate in a meeting through any means of communication, including conference telephone, electronic video screen communication, or other communications equipment. Participating in a meeting pursuant to this section constitutes presence in person at that meeting if each participating director is provided the means to communicate with all of the other directors concurrently and (i) the meeting is held by conference telephone or video conferencing or other communications mode enabling participants to determine, through voice or image recognition, that a participant is or is not a director entitled to participate in the meeting, or (ii) another communications device (such as computer modem) is used in conjunction with another method (determined in the discretion of the chairman of the meeting) enabling participants to determine that a participant is or is not a director entitled to participate in the meeting. Such verification method may include use of passwords or similar codes for gaining access to the meeting or encryption and authentication technology approved in the discretion of the chairman.

Section 7. Adjournment.

A majority of the directors present, whether or not a quorum is present, may adjourn any meeting to another time and place. If the meeting is adjourned for more than 24 hours, notice of any adjournment to another time or place shall be given, prior to the time of such adjourned meeting, to the directors who were not present at the time of the adjournment.

Section 8. Action Without a Meeting.

Any action required or permitted to be taken by the Board of Directors may be taken without a meeting, if all members of the Board, individually or collectively, consent in writing to such action. Such written consent or consents shall be filed with the minutes of the proceedings of the Board. Such action by written consent shall have the same force and effect as a unanimous vote of such directors.

Section 9.   Meetings of and Action by Committees.

The provisions of this article apply mutatis mutandis to committees of the Board of Directors and incorporators and actions by such committees and incorporators.

ARTICLE VII
Officers

Section 1.   Officers

The Corporation shall have as officers, a president, a secretary and a chief financial officer. The chief financial officer shall be the treasurer of the Corporation unless the Board of Directors has by resolution designated that treasurer shall be a separate office. The Corporation may also have, at the discretion of the Board, a Chairman of the Board, Chief Executive Officer, one or more vice presidents, one or more assistant secretaries, one or more assistant treasurers and such other officers as may be appointed in accordance with the provisions of Section 3 of this article. One person may hold more than one office.

Section 2.   Election of Officer.

The officers of the Corporation, except such officers as may be appointed in accordance with the provisions of Sections 3 or 5 of this article, shall be chosen by the Board of Directors.

Section 3.   Subordinate Officers, Etc.

The Board of Directors may appoint by resolution, and may empower the Chairman of the Board or the Chief Executive Officer, if there be such an officer or officers, or the President, to appoint such other officers as the business of the Corporation may require, each of whom shall hold office for such period, have such authority and perform such duties as are determined from time to time by resolution of the Board or, in the absence of any such determination, as are provided in these Bylaws. Any appointment of an officer shall be evidenced by a written instrument filed with the Secretary of the Corporation and maintained with the corporate records.

Section 4.   Removal and Resignation.

(a) Any officer may be removed, either with or without cause, by the Board of Directors or, except in case of any officer chosen by the Board, by any officer upon whom such power of removal be conferred by resolution of the Board.

(b) Any officer may resign at any time effective upon giving written notice to the Chairman of the Board, Chief Executive Officer, President, any vice president or Secretary of the Corporation, unless the notice given pursuant hereto specifies a later time for the effectiveness of such resignation.

Section 5.	Vacancies.

A vacancy in any office because of death, resignation, removal, disqualification or any other cause shall be filled in the manner prescribed in these Bylaws for regular appointments to such office.

Section 6.	Chairman of the Board.

If there is a Chairman of the Board, he or she shall, if present, preside at all meetings of the Board of Directors, exercise and perform such other powers and duties as may be from time to time assigned to him or her by resolution of the Board, and if there is no duly elected president or chief executive officer, the Chairman of the Board shall be the chief executive officer and president of the Corporation and have the power and duties set forth in Sections 7 and 8 of this article.

Section 7.	Chief Executive Officer

If there is a Chief Executive Officer, he or she shall have, subject to such supervisory powers, as may be given by the Board of Directors to the Chairman of the Board, if there be such an officer, have general executive supervision, direction and control of the business and affairs of the Corporation. He or she shall preside at all meetings of the shareholders and, in the absence of the Chairman of the Board, or if there be none, at all meetings of the Board. He or she shall be an ex officio member of all standing committees of the Board of Directors.

Section 8.	President

Subject to such supervisory powers, if any, as may be given by the Board of Directors to the Chairman of the Board and/or the Chief Executive Officer, if there be such officers, the President shall be general manager of the Corporation and shall have general supervision, direction and control of the business and affairs of the Corporation. He or she shall preside at all meetings of the shareholders and, in the absence of the Chairman of the Board and the Chief Executive Officer, or if there be none, at all meetings of the Board. The president shall have the general powers and duties vested in the office of president of a corporation, except as limited by the Board of Directors or these bylaws, and shall have such other powers and duties as may be prescribed from time to time by resolution of the Board. In the absence of the Chief Executive Officer, or if there be none, the president shall have all the powers and be subject to all of the restrictions of the Chief Executive Officer

Section 9.   Vice President

In the absence or disability of the President, and if there shall be no Chief Executive Officer, the vice presidents in order of their rank as fixed by the Board of Directors or, if not ranked, the Vice President designated by the Board, shall perform all the duties of the President, and when so acting shall have all the powers of, and be subject to all the restriction upon, the President. The vice presidents shall have such other powers and perform such other duties as may be prescribed for them respectively by the Board, or as the Chairman of the Board, the Chief Executive Officer or the President may from time to time delegate.

Section 10.   Secretary

(a) The Secretary shall keep or cause to be kept: (1) the minute book, (2) the share register and (3) the seal, if any, of the Corporation.

(b) The Secretary shall give, or cause to be given, notice of all meetings of shareholders and of the Board of Directors required by these Bylaws or by law to be given, and shall have such other powers and perform such other duties as may be prescribed from time to time by the Board or as the President may from time to time delegate.

Section 11.   Chief Financial Officer

(a) The Chief Financial Officer shall keep, or cause to be kept, the books and records of account of the Corporation.

(b) The Chief Financial Officer shall deposit all monies and other valuables in the name and to the credit of the Corporation with such depositories as may be designated from time to time by resolution of the Board of Directors. He or she shall disburse the funds of the Corporation as may be ordered by the Board of Directors, shall render to the Chief Executive Officer, the President and the Board, whenever they request it, an account of all of his or her transactions as Chief Financial Officer and of the financial condition of the Corporation, and shall have such other powers and perform such other duties as may be prescribed from time to time by the Board or as the Chairman of the Board, the Chief Executive Officer or the President may from time to time delegate.

ARTICLE VIII
Record and Reports

Section l.   Minute Book - Maintenance and Inspection.

The Corporation shall keep or cause to be kept in written form at its principal executive office or such other place as the Board of Directors may order, a minute book which shall contain a record of all actions by its shareholders, Board of Directors or committees of the Board; including (1) the time, date and place of each meeting, (2) whether a meeting is regular or special and, if special, how called, (3) the manner of giving notice of each meeting and copy thereof, (4) the names of those present at each meeting of the Board or committees thereof, (5) the number of shares present or represented at each meeting of shareholders, (6) the proceedings of all meetings, (7) any written waivers of notice, consents to the holding of a meeting or approvals of the minutes thereof and (8) written consents for action without a meeting.

Section 2.   Share Register - Maintenance and Inspection.

The Corporation shall keep or cause to be kept at its principal executive office or, if so provided by resolution of the Board of Directors, at the Corporation's transfer agent or registrar, a share register, or a duplicate share register, which shall contain (1) the names of the shareholders and their addresses, (2) the number and classes of shares held by each, (3) the number and date of certificates issued for the same and (4) the number and date of cancellation of every certificate surrendered for cancellation.

Section 3.   Books and Records of Account - Maintenance and Inspection.

The Corporation shall keep or cause to be kept at its principal executive office or such other place as the Board of Directors may order, adequate and correct books and records of account.

Section 4.   Bylaws - Maintenance and Inspection.

The Corporation shall keep at its principal executive office, or, in the absence of such office in the State of California, at its principal business office in that state, the original or a copy of the Bylaws as amended to date.

Section 5.   Annual Report - Not Required.

Whenever the Corporation shall have fewer than one hundred (100) shareholders, the Board of Directors shall not be required to cause to be sent to the shareholders of the Corporation the annual report prescribed by Section 1501 of the California General Corporation Law unless it shall determine that a useful purpose would be served by causing same to be sent or unless the California Department of Corporations, pursuant to the Corporate Securities Law of 1968, as amended, shall direct the sending of same.

ARTICLE IX
Miscellaneous

Section 1.   Checks, Drafts, Etc.

All checks, drafts or other orders for payment of money, notes or other evidences of indebtedness, and any assignment or endorsement thereof, issued in the name of or payable to the Corporation, shall be signed or endorsed by such person or persons and in such manner as, from time to time, shall be determined by resolution of the Board of Directors.

Section 2.   Contracts, Etc. - How Executed

The Board of Directors, except as otherwise provided in these Bylaws, may authorize any officer(s) or agent(s), to enter into any contract or execute any instrument in the name of and on behalf of the Corporation, and such authority may be general or confined to specific instances; and, unless so authorized or ratified by the Board, no officer, employee or other agent shall have any power or authority to bind the Corporation by any contract or engagement or to pledge its credit or to render it liable for any purpose or to any amount.

Section 3.   Certificates of Stock.

All certificates shall be signed in the name of the Corporation by the Chairman of the Board, the President or a vice president and by the Secretary, an assistant secretary, the treasurer or an assistant treasurer, certifying the number of shares and the class or series thereof owned by shareholder. Any or all signatures on a certificate may be by facsimile signature. In case any officer, transfer agent who has signed or whose facsimile signature has been placed upon certificate shall have ceased to be such officer, transfer agent or registrar before such certificate is issued, it may be issued by the Corporation with the same effect as if such person were an officer, transfer agent or registrar as of the date of issue.

Section 4.   Lost Certificates.

Except as provided in this section, no new certificate for shares shall be issued at any time. The Board of Directors may in case any share certificate or certificate for any other security is lost, stolen or destroyed, authorize the issuance of a new certificate in lieu thereof, upon such terms and conditions as the Board may require, including provision for indemnification of the Corporation secured by a bond or other adequate security sufficient to protect the Corporation against any claim that may be made against it, including any expense or liability, on account of the alleged loss, theft or destruction of such certificate or the issuance of such new certificate.

Section 5.   Representation of Shares of Other Corporations.

Any person designated by resolution of the Board of Directors or, in the absence of such designation, the Chairman of the Board, the President or any vice president or the Secretary, or any other person authorized by any of the foregoing, is authorized to vote on behalf of the Corporation any and all shares of any other corporation or corporations, foreign or domestic, owned by the Corporation.

Section 6.   Loans to Officers, Directors.

If the corporation has outstanding shares held of record by 100 or more persons (determined as provided in Section 605 of the California Corporations Code) on the date of such approval, the Board of Directors may, without the approval of the shareholders of the Corporation, authorize the Corporation to make loans of money or property to or guaranty the obligations of officers of the Corporation, whether or not a director, or an employee benefit plan authorizing such loans or guaranties to officers if (a) approved by a vote of directors sufficient without counting the vote of any interested director or directors, and (b) the Board determines that each such loan or guaranty or plan may reasonably be expected to benefit the Corporation. Except as provided herein, the Corporation shall not make any loan of money or property to or guaranty the obligations of any officer or director of the Corporation without the prior approval of a majority of the shareholders entitled to act.

For the purposes of this Section, "approval by a majority of the shareholders entitled to act" means either (1) written consent of a majority of the outstanding shares without counting as outstanding or as consenting any shares owned by any officer of director eligible to participate in the plan or transaction that is subject to this approval, (2) the affirmative vote of a majority of the shares present and voting at a duly held meeting at which a quorum is otherwise present, without counting for purposes of the vote as either present or voting any shares owned by any officer or director eligible to participate in the plan or transaction that is subject to the approval, or (3) the unanimous vote or written consent of the shareholders. If the Corporation has more than one class or series of shares outstanding, the "shareholders entitled to act" within the meaning of this section includes only holders of those classes or series entitled under the Articles of Incorporation to vote on all matters before the shareholders or to vote on the subject matter of this section, and includes a requirement for separate class or series voting, or for more or less than one vote per share, only to the extent required by the Articles of Incorporation.

Section 7.   Construction and Definitions.

Unless the context otherwise requires, the general provisions, rules of construction and definitions contained in the California Corporations Code shall govern the construction of these Bylaws.

Section 8.   Indemnification of Directors, Officers, Employees and Agents.

(a) The Corporation shall, to the maximum extent and with respect to all circumstances permitted by then applicable law, reimburse, indemnify and hold harmless each present and future director, officer, employee and agent of the Corporation and each person who, at the request of the Corporation acts as a director, officer, employee or agent of any other corporation in which the Corporation has an interest, from and against all loss, cost, liability and expense (including, without limitation, any attorneys' fees and any expenses incurred in establishing the right to indemnification under this subdivision (a)) which may be imposed upon or reasonably incurred by him or her (including reasonable settlement payments) in connection with any claim, action, suit or proceeding, made or instituted, in which he or she may be involved or be made a party by reason of being or having been a director, officer, employee or agent of the Corporation or such other corporation, or by reason of any action alleged to have been taken or omitted by him or her in such capacity, if a disinterested majority of the directors of the Corporation (or, if a majority of the directors is not disinterested, then independent legal counsel) determines in good faith that such person was acting in good faith (i) within what he or she reasonably believed to be the scope of his or her authority or employment, and (ii) for a purpose which he or she reasonably believed to be in the best interests of the Corporation. The Corporation may enter into agreements with such persons providing for indemnification consistent with the provisions of this Section 8.

(b) The right of indemnification provided in this section shall inure to each person referred to herein, and shall extend to his or her legal representatives in the event of his or her death. The right of indemnification provided herein shall not be exclusive of any other rights to which any such person, or any other individual, may be entitled as a matter of law, or under any agreement, vote of directors or shareholders or otherwise.

(c) The Corporation shall, if and to the extent the Board of Director so determines by resolution, purchase and maintain insurance, in an amount and on behalf of such agents of the Corporation as the Board may specify in such resolution, against any liability asserted against or incurred by such agent in such capacity or arising out of the agent's status as such, whether or not the Corporation would have the capacity to indemnify the agent against such liability under the provisions of this Section.

ARTICLE X
Amendments

Section 1.   Amendments.

New Bylaws may be adopted or these Bylaws may be amended or repealed by the affirmative vote of a majority of the outstanding shares entitled to vote. Subject to the next preceding sentence, bylaws (other than a bylaw or amendment thereof specifying or changing a fixed number of directors or the maximum or minimum number, or changing from a fixed to a variable board or vice versa) may be adopted, amended or repealed by the Board of Directors.

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CERTIFICATE

This is to certify that the foregoing is a true and correct copy of the Bylaws of INTELLIGENT OPTICAL SYSTEMS INCORPORATED, and that such Bylaws were duly adopted by the Sole Incorporator of said Corporation as of the date set forth below.

DATED: August 1, 1998

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Patty Shaw, Secretary